Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	For the Year Ended December 31,
	2002	2003	2004	2005	2006

Earnings Before Income Taxes	$225,741	$393,064	$526,991	$799,425	$896,348
Fixed Charges	18,501	20,865	20,649	68,472	62,546
Earnings Before Income Taxes and Fixed Charges	$244,242	$413,929	$547,640	$867,897	$958,894

Fixed Charges
Interest Expense	$13,446	$15,051	$14,301	$58,414	$52,446
Portion of Rental Expense Deemed to Represent Interest Factor	5,055	5,814	6,348	10,058	10,100
Total Fixed Charges	$18,501	$20,865	$20,649	$68,472	$62,546

Ratio of Earnings to Fixed Charges	13.2	19.8	26.5	12.7	15.3